UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

_X_ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2004

OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-12993

ALEXANDRIA REAL ESTATE EQUITIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	95-4502084
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

135 North Los Robles Avenue, Suite 250, Pasadena, California 91101
(Address of principal executive offices)

(626) 578-0777
(Registrant's telephone number, including area code)

N/A
- - - - - - - - - - - - - - - - - - - -
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___ No ________

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ___X___ No ________

As of November 5, 2004, 19,535,311 shares of common stock, par value $.01 per share, were outstanding.

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

Alexandria Real Estate Equities, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets
(In thousands)

	September 30, 2004	December 31, 2003
	(Unaudited)	
Assets		
Rental properties, net	$ 1,152,350	$ 982,297
Properties under development	196,617	153,379
Cash and cash equivalents	5,330	4,985
Tenant security deposits and other restricted cash	14,879	11,057
Tenant receivables	2,351	1,969
Deferred rent	40,285	31,503
Investments	62,349	47,126
Other assets	49,518	40,261
Total assets	$ 1,523,679	$ 1,272,577
Liabilities and Stockholders' Equity		
Secured notes payable	$ 371,046	$ 320,007
Unsecured line of credit and unsecured term loan	476,000	389,000
Accounts payable, accrued expenses and tenant security deposits	46,234	43,408
Dividends payable	16,289	13,027
Total liabilities	909,569	765,442
Stockholders' equity:		
Series A preferred stock	--	38,588
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	--
Common stock	195	193
Additional paid-in capital	413,569	409,926
Deferred compensation	(1,224)	(2,232)
Retained earnings	6,735	8,635
Accumulated other comprehensive income (loss)	7,697	(5,475)
Total stockholders' equity	614,110	507,135
Total liabilities and stockholders' equity	$ 1,523,679	$ 1,272,577

See the accompanying Notes to Condensed Consolidated Financial Statements.

Alexandria Real Estate Equities, Inc. and Subsidiaries

Condensed Consolidated Income Statements
(Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Revenues				
Rental	$ 35,911	$ 31,258	$ 104,174	$ 93,729
Tenant recoveries	9,615	8,122	26,355	24,431
Other income	984	705	2,279	1,421
	46,510	40,085	132,808	119,581
Expenses				
Rental operations	10,184	8,171	27,727	24,883
General and administrative	3,662	3,568	11,112	10,661
Interest	6,626	6,532	20,261	19,915
Depreciation and amortization	10,574	9,737	30,643	28,789
	31,046	28,008	89,743	84,248
Income from continuing operations	15,464	12,077	43,065	35,333
Income from discontinued operations, net	--	9,517	1,626	10,959
Net income	$ 15,464	$ 21,594	$ 44,691	$ 46,292
Dividends on preferred stock	4,094	2,225	8,603	6,674
Preferred stock redemption charge	--	--	1,876	--
Net income available to common stockholders	$ 11,370	$ 19,369	$ 34,212	$ 39,618
Basic income per common share:				
Income from continuing operations	$ 0.80	$ 0.63	$ 2.23	$ 1.86
Income from discontinued operations, net	$ --	$ 0.50	$ 0.08	$ 0.58
Net income	$ 0.80	$ 1.14	$ 2.32	$ 2.44
Net income available to common stockholders	$ 0.59	$ 1.02	$ 1.77	$ 2.09
Diluted income per common share:				
Income from continuing operations	$ 0.79	$ 0.63	$ 2.20	$ 1.84
Income from discontinued operations, net	$ --	$ 0.49	$ 0.08	$ 0.57
Net income	$ 0.79	$ 1.12	$ 2.28	$ 2.41
Net income available to common stockholders	$ 0.58	$ 1.00	$ 1.74	$ 2.06
Weighted average shares of common stock outstanding:				
Basic	19,352,670	19,023,162	19,281,678	18,957,609
Diluted	19,668,360	19,276,932	19,614,092	19,191,021

See the accompanying Notes to Condensed Consolidated Financial Statements.

Alexandria Real Estate Equities, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Operating Activities		
Net income	$ 44,691	$ 46,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain/loss on sales of property	(1,627)	(8,322)
Depreciation and amortization	30,643	29,034
Amortization of loan fees and costs	1,712	1,513
Amortization of premiums on secured notes	(94)	(259)
Stock compensation expense	1,895	1,974
Changes in operating assets and liabilties:		
Tenant security deposits and other restricted cash	(3,822)	(1,226)
Tenant receivables	(382)	820
Deferred rent	(8,790)	(5,044)
Other assets	(12,260)	(6,508)
Accounts payable, accrued expenses and tenant security deposits	4,544	(2,865)
Net cash provided by operating activities	56,510	55,409
Investing Activities		
Purchase of properties	(103,354)	(3,677)
Proceeds from sales of property	5,454	33,478
Additions to rental properties	(48,246)	(34,290)
Additions to properties under development	(72,635)	(68,234)
Additions to investments, net	(3,983)	(5,348)
Net cash used in investing activities	(222,764)	(78,071)
Financing Activities		
Proceeds from secured notes payable	38,000	64,667
Proceeds from exercise of stock options	6,241	2,648
Proceeds from issuance of Series C Preferred Stock	124,009	--
Redemption of Series A Preferred Stock	(38,588)	--
Principal borrowings from (reductions to) unsecured line of credit and unsecured term loan	87,000	(4,000)
Principal reductions of secured notes payable	(8,640)	(4,847)
Dividends paid on common stock	(34,830)	(29,697)
Dividends paid on preferred stock	(6,593)	(6,674)
Net cash provided by financing activities	166,599	22,097
Net increase (decrease) in cash and cash equivalents	345	(565)
Cash and cash equivalents at beginning of period	4,985	3,790
Cash and cash equivalents at end of period	$ 5,330	$ 3,225

See the accompanying Notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Background and Basis of Presentation

Background

As used in this Form 10-Q, references to the "Company," "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc. is a real estate investment trust ("REIT") formed in 1994. We are engaged primarily in the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. We refer to these properties as "life science properties". Our life science properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product, service, biodefense, educational and translational medicine institutions/entities, as well as related government agencies. As of September 30, 2004, our portfolio consisted of 101 properties in nine states with approximately 6.5 million rentable square feet.

We have prepared the accompanying interim financial statements in accordance with accounting principles generally accepted in the United States and in conformity with the rules and regulations of the Securities and Exchange Commission. In our opinion, the interim financial statements presented herein reflect all adjustments, consisting solely of normal and recurring adjustments, which are necessary to fairly present the interim financial statements. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. These financial statements should be read in conjunction with the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003.

Basis of Presentation and Significant Accounting Policies

The accompanying condensed consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

1. Background and Basis of Presentation (continued)

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	September 30, 2004	December 31, 2003
Unrealized gain on marketable securities	$ 12,064	$ 824
Unrealized loss on interest rate swap agreements	(4,367)	(6,299)
	$ 7,697	$ (5,475)

The following table provides a reconciliation of comprehensive income (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Net income	$ 15,464	$ 21,594	$ 44,691	$ 46,292
Unrealized gain (loss) on marketable securities	11,135	(177)	11,240	344
Unrealized (loss) gain on interest rate swap agreements	(3,079)	1,776	1,932	1,376
Comprehensive income	$ 23,520	$ 23,193	$ 57,863	$ 48,012

2. Rental Properties, Net

Rental properties, net consist of the following (in thousands):

	September 30, 2004	December 31, 2003
Land	$ 182,005	$ 147,425
Buildings and improvements	1,002,372	854,152
Tenant and other improvements	134,487	122,280
	1,318,864	1,123,857
Less accumulated depreciation	(166,514)	(141,560)
	$ 1,152,350	$ 982,297

2. Rental Properties, Net (continued)

During the third quarter of 2004, we acquired seven properties aggregating approximately 478,000 square feet in four markets. We purchased one property in the San Diego market, one property in the Southeast market, two properties in the New Jersey/Suburban Philadelphia market and three properties in the Suburban Washington D.C. market. We paid approximately $65.6 million cash for the properties together with the assumption of two secured notes payable totaling $12.2 million. Also, during the third quarter of 2004, we purchased land parcels with entitlements of approximately 508,000 square feet for $31.0 million cash.

3. Investments

We hold equity investments in certain publicly-traded companies and privately-held entities primarily involved in the life science industry. All of our investments in publicly-traded companies are considered "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The following table summarizes our available-for-sale securities (in thousands):

	September 30, 2004	December 31, 2003
Adjusted cost of available-for-sale securities	$ 2,980	$ 1,257
Gross unrealized gains	12,157	837
Gross unrealized losses	(93)	(13)
Fair value of available-for-sale securities	$ 15,044	$ 2,081

Investments in privately-held entities as of September 30, 2004 and December 31, 2003, totaled $47,305,000 and $45,045,000, respectively. Of these totals, $46,392,000 and $42,331,000 are accounted for under the cost method. The remainder ($914,000 and $2,714,000 as of September 30, 2004 and December 31, 2003, respectively) is accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Emerging Issues Task Force Topic D-46, "Accounting for Limited Partnership Investments".

For all of our investments, if a decline in the fair value of an investment below its carrying value is determined to be other than temporary, as defined under the provisions of Emerging Issues Task Force Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", such investment is written down to its estimated fair value with a non-cash impairment charge to current earnings.

4. Unsecured Line of Credit and Unsecured Term Loan

We have an unsecured line of credit that provides for borrowings up to $440 million and an unsecured term loan for $150 million. Borrowings under our unsecured line of credit and our unsecured term loan bear interest at a floating rate based on our election of either a LIBOR-based rate or a rate related to the higher of the bank's reference rate and the Federal Funds rate. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months.

Our unsecured line of credit and our unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a total liabilities to gross asset value ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers. The unsecured line of credit expires November 2006 and may be extended at our sole option for an additional one-year period. The unsecured term loan expires in November 2008. As of September 30, 2004, outstanding borrowings of $326.0 million under the unsecured line of credit carried a weighted average interest rate of 3.09%. As of September 30, 2004, the unsecured term loan carried a weighted average interest rate of 2.93%.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum of $590 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

4. Unsecured Line of Credit and Unsecured Term Loan (continued)

The following table summarizes our interest rate swap agreements as of September 30, 2004 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at September 30, 2004	Interest Pay Rates	Termination Dates	Fair Values
Hedges for Unsecured Line of Credit						
March 2002	December 31, 2002	$ 50,000	$ 50,000	5.364%	December 31, 2004	$ (431)
July 2002	January 1, 2003	25,000	25,000	3.855%	June 30, 2005	(297)
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	(299)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(238)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(238)
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	(187)
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	(200)
March 2004	December 31, 2004	25,000	--	2.956%	December 31, 2006	47
March 2004	December 31, 2004	25,000	--	2.956%	December 31, 2006	47
June 2004	June 30, 2005	50,000	--	4.343%	June 30, 2007	(890)
			$ 200,000			
Hedges for Unsecured Term Loan						
December 2003	December 31, 2003	$ 50,000	$ 50,000	1.530%	December 31, 2004	53
December 2003	December 31, 2004	50,000	--	3.000%	December 30, 2005	(169)
December 2003	December 30, 2005	50,000	--	4.150%	December 29, 2006	(334)
December 2003	December 29, 2006	50,000	--	5.090%	October 31, 2008	(742)
April 2004	April 30, 2004	50,000	50,000	1.550%	April 29, 2005	184
April 2004	April 29, 2005	50,000	--	3.140%	April 28, 2006	(92)
April 2004	April 28, 2006	50,000	--	4.230%	April 30, 2007	(276)
April 2004	April 30, 2007	50,000	--	4.850%	April 30, 2008	(305)
			$ 100,000			$ (4,367)
Total Interest Rate Swap Agreements in Effect at September 30, 2004			$ 300,000			

5. Stockholders’ Equity

In June 2004, we completed a public offering of 5,185,500 shares of our 8.375% Series C cumulative redeemable preferred stock ("Series C preferred stock") (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The proceeds were used to redeem our 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock") with the remaining portion used to pay down our unsecured line of credit. The dividends on our Series C preferred stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and is not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C preferred stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C preferred stock, in whole in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

In July 2004, we redeemed all 1,543,500 outstanding shares of our Series A preferred stock at a redemption price of $25.00 per share plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. In accordance with Emerging Issues Task Force Topic D-42, "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", we recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of the Series A preferred stock. We redeemed our Series A preferred stock with proceeds from the Series C preferred stock offering in the second quarter of 2004.

In September 2004, we declared a cash dividend on our common stock aggregating $12,455,000 ($ 0.64 per share) for the calendar quarter ended September 30, 2004. In September 2004, we also declared a cash dividend on our 9.10% Series B Cumulative Redeemable Preferred Stock ("Series B preferred stock") aggregating $1,308,000 ($0.56875 per share) for the period July 15, 2004 through October 14, 2004. In September 2004, we declared the initial cash dividend for our Series C Preferred Stock aggregating $3,197,000 ($0.6164931 per share) for the period June 29, 2004 through October 14, 2004. The dividends on our common stock, Series B preferred stock and Series C preferred stock were paid on October 15, 2004.

6. Stock Option Plan

For 2002 and all prior years, we elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for our employee and non-employee director stock options, stock grants and stock appreciation rights. Under APB 25, because the exercise price of the options we granted equals the market price of the underlying stock on the date of grant, no compensation expense had been recognized.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"), which addresses alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. Effective January 1, 2003, we adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), prospectively to all employee awards granted, modified or settled after January 1, 2003. There have been no options issued since January 1, 2003.

The following table provides pro forma disclosures of the estimated fair value of the options amortized to expense over the options' vesting periods as if we had accounted for our stock options under the fair value method under SFAS 123 since the date they were granted (in thousands, except per share information):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Net income available to common stockholders, as reported	$ 11,370	$ 19,369	$ 34,212	$ 39,618
Add: Stock-based employee compensation expense included in reported net income	--	--	--	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(181)	(329)	(558)	(997)
Pro forma net income available to common stockholders	$ 11,189	$ 19,040	$ 33,654	$ 38,621
Earnings per share:				
Basic - as reported	$ 0.59	$ 1.02	$ 1.77	$ 2.09
Basic - pro forma	$ 0.58	$ 1.00	$ 1.75	$ 2.04
Diluted - as reported	$ 0.58	$ 1.00	$ 1.74	$ 2.06
Diluted - pro forma	$ 0.57	$ 0.99	$ 1.72	$ 2.01

7. Net Income Per Share

The following table shows the computation of net income per share of our common stock outstanding (dollars in thousands, except per share amounts):

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2004		2003		2004		2003	
Net income available to common stockholders	$	11,370	$	19,369	$	34,212	$	39,618
Weighted average shares of common stock outstanding - basic		19,352,670		19,023,162		19,281,678		18,957,609
Add: dilutive effect of stock options and stock grants		315,690		253,770		332,414		233,412
Weighted average shares of common stock outstanding - diluted		19,668,360		19,276,932		19,614,092		19,191,021
Net income per common share:								
- Basic	$	0.59	$	1.02	$	1.77	$	2.09
- Diluted	$	0.58	$	1.00	$	1.74	$	2.06
Common dividends declared per share	$	0.64	$	0.56	$	1.86	$	1.62

8. Discontinued Operations

On January 1, 2002, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") became effective. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under SFAS 144, a property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: 1) management, having the authority to approve the action, commits to a plan to sell the property, 2) the property is available for immediate sale in its present condition, subject only to the terms that are usual and customary, 3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated, 4) the sale of the property is probable and is expected to be completed within one year, 5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and 6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale" and its operations are classified as discontinued operations in our consolidated statements of income. When a property is designated as "held for sale", amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. A loss is recognized for any initial adjustment of the asset’s carrying amount to fair value less costs to sell in the period the asset qualifies as "held for sale". Depreciation of assets ceases commencing on the date they are designated as "held for sale". The accompanying statements have been presented in compliance with SFAS 144.

Income from discontinued operations, net includes the results of operations for two properties we sold during the first nine months of 2003 and one property we sold during the first quarter of 2004 under the provisions of SFAS 144. During the first quarter of 2004, we sold one property located in the Suburban Washington D.C. market that had been designated as "held for sale" during the fourth quarter of 2003. The total sale price for the property was approximately $5.7 million. In connection with the sale, we recorded a gain on sale of property of approximately $1.6 million. During the third quarter of 2003, we sold one property located in the Eastern Massachusetts market that had been designated as "held for sale" beginning in the fourth quarter of 2002. The total sales price for the property was approximately $46.5 million. In connection with this sale, we recorded a gain on sale of property of approximately $8.8 million during the third quarter of 2003. Interest expense included in discontinued operations for the three and nine months ended September 30, 2003 represents interest related to a secured note payable, which was assumed by the buyer in connection with this sale. During the first quarter of 2003, we sold one property located in the San Francisco Bay market which could not be redeveloped pursuant to our original strategic objectives and that had been designated as "held for sale" as of December 31, 2002. The total sale price for the property was approximately $6.8 million. In connection with this sale, we recorded a loss on sale of property of approximately $455,000 during the first quarter of 2003. Gain/loss on sales of these properties are included on the income statement in income from discontinued operations.

No properties have been designated as "held for sale" as of September 30, 2004.

8. Discontinued Operations (continued)

The following is a summary of discontinued operations (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Revenue	$ --	$ 1,454	14	5,030
Operating expenses	--	415	15	1,224
Revenue less operating expenses	--	1,039	(1)	3,806
Interest	--	223	--	924
Depreciation	--	76	--	245
Income before gain/loss on sales of property	--	740	(1)	2,637
Gain (loss) on sales of property	--	8,777	1,627	8,322
Income from discontinued operations	$ -	$ 9,517	$ 1,626	$ 10,959

	September 30, 2004	December 31, 2003
Properties held for sale, net	$ --	$ 3,518
Tenant security deposits and other restricted cash	--	6
Tenant receivables	--	82
Deferred rent	--	8
Other assets	--	66
Total assets	$ --	$ 3,680
Accounts payable, accrued expenses and tenant security deposits	--	79
Total liabilities	--	79
Net assets of discontinued operations	$ --	$ 3,601

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Statements

Certain information and statements included in this Quarterly Report on Form 10-Q, including, without limitation, statements containing the words "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates" or "anticipates", or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by the forward-looking statements, including, but not limited to, those described below in this report and under the headings "Business Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2003. We do not take any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events or otherwise. Readers of this Form 10-Q should also read our Securities and Exchange Commission and other publicly filed documents for further discussion regarding such factors.

As used in this Form 10-Q, references to the "Company," "we", "our" and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

The following discussion should be read in conjunction with the financial statements and notes appearing elsewhere in this report.

Overview

Since our formation in October 1994, we have devoted substantially all of our resources to the ownership, operation, management, acquisition, expansion and selective redevelopment and development of high quality, strategically located properties containing office/laboratory space leased principally to tenants in the life science industry. We refer to these properties as "life science properties".

As of September 30, 2004, our portfolio consisted of 101 properties containing approximately 6.5 million rentable square feet of office/laboratory space. As of that date, our properties were approximately 96% leased, excluding those properties in our redevelopment program. Our primary sources of revenue are rental income and tenant recoveries from leases at the properties we own. The comparability of financial data from period to period is affected by the timing of our property acquisition, development and redevelopment activities.

Results of Operations

Comparison of Three Months Ended September 30, 2004 ("Third Quarter 2004") to Three Months Ended September 30, 2003 ("Third Quarter 2003")

Rental revenue increased by $4.7 million, or 15%, to $35.9 million for Third Quarter 2004 compared to $31.3 million for Third Quarter 2003. The increase resulted primarily from rental revenue from properties acquired, placed in service or redeveloped after July 1, 2003. Rental revenue from the properties operating continuously since July 1, 2003 (the "Third Quarter Same Properties") increased by $745,000, or 3%, primarily due to increases in rental rates and a slight increase in occupancy. The occupancy level of the Third Quarter Same Properties as of September 30, 2004 was 96.4%, compared to 95.6% as of September 30, 2003.

Tenant recoveries increased by $1.5 million, or 18%, to $9.6 million for Third Quarter 2004 compared to $8.1 million for Third Quarter 2003. The increase resulted primarily from tenant recoveries from properties acquired, placed in service or redeveloped after July 1, 2003. Tenant recoveries for the Third Quarter Same Properties increased by $540,000, or 8%, primarily due to increases in certain recoverable expenses during Third Quarter 2004.

Other income increased by $279,000, or 40%, to $1.0 million for Third Quarter 2004 compared to $705,000 for Third Quarter 2003. The increase resulted primarily due to a general increase in miscellaneous sources of income.

Rental operating expenses increased by $2.0 million, or 25%, to $10.2 million for Third Quarter 2004 compared to $8.2 million for Third Quarter 2003. The increase resulted primarily from rental operating expenses from properties acquired, placed in service or redeveloped after July 1, 2003. Operating expenses for the Third Quarter Same Properties increased by $754,000, or 11%, primarily due to increases in utility expenses and repairs and maintenance expenses, substantially all of which are recoverable from our tenants through tenant recoveries.

General and administrative expenses were virtually unchanged, increasing by $94,000, or 3%, to $3.7 million for Third Quarter 2004 compared to $3.6 million for Third Quarter 2003.

Interest expense was virtually unchanged, increasing by $94,000, or 1%, to $6.6 million for Third Quarter 2004 compared to $6.5 million for Third Quarter 2003.

Depreciation and amortization increased by $837,000 or 9%, to $10.6 million for Third Quarter 2004 compared to $9.7 million for Third Quarter 2003. The increase resulted primarily from depreciation associated with the properties acquired, placed in service or redeveloped after July 1, 2003.

Income from discontinued operations, net was $9.5 million for Third Quarter 2003, which reflects the results of operations of one property sold during Third Quarter 2003. No properties were sold during Third Quarter 2004.

As a result of the foregoing, net income was $15.5 million for Third Quarter 2004 compared to $21.6 million for Third Quarter 2003.

Comparison of Nine Months Ended September 30, 2004 ("Nine Months 2004") to Nine Months Ended September 30, 2003 ("Nine Months 2003")

Rental revenue increased by $10.4 million, or 11%, to $104.2 million for Nine Months 2004 compared to $93.7 million for Nine Months 2003. The increase resulted primarily from rental revenue from properties acquired, placed in service or redeveloped after January 1, 2003. Rental revenue from the properties operating continuously since January 1, 2003 (the "Nine Months Same Properties") increased by $1.6 million, or 2%, primarily due to increases in rental rates. The occupancy level of the Nine Months Same Properties as of September 30, 2004 was 96.5%, compared to 96.3% as of September 30, 2003.

Tenant recoveries increased by $1.9 million, or 8%, to $26.4 million for Nine Months 2004 compared to $24.4 million for Nine Months 2003. The increase resulted primarily from properties acquired, placed in service or redeveloped after January 1, 2003. Tenant recoveries for the Nine Months Same Properties were virtually unchanged, increasing by $80,000, or 0.4%.

Other income increased by $858,000, or 60%, to $2.3 million for Nine Months 2004 compared to $1.4 million for Nine Months 2003. The increase resulted primarily due to a general increase in miscellaneous sources of income.

Rental operating expenses increased by $2.8 million, or 11%, to $27.7 million for Nine Months 2004 compared to $24.9 million for Nine Months 2003. The increase resulted primarily from rental operating expenses from properties acquired, placed in service or redeveloped after January 1, 2003. Operating expenses for the Nine Months Same Properties increased by $326,000, or 2%, primarily due to increases in utility expenses, substantially all of which are recovered from our tenants through tenant recoveries.

General and administrative expenses increased by $451,000, or 4%, to $11.1 million for Nine Months 2004 compared to $10.7 million for Nine Months 2003 primarily due to general increases in administrative costs, primarily payroll and related expenses.

Interest expense was virtually unchanged, increasing by $346,000, or 2%, to $20.3 million for Nine Months 2004 compared to $19.9 million for Nine Months 2003.

Depreciation and amortization increased by $1.9 million, or 6%, to $30.6 million for Nine Months 2004 compared to $28.8 million for Nine Months 2003. The increase resulted primarily from depreciation associated with the properties acquired, placed in service or redeveloped after January 1, 2003.

Income from discontinued operations, net was $1.6 million and $11.0 million for Nine Months 2004 and Nine Months 2003, respectively. It reflects the results of operations of one property we sold during Nine Months 2004 and two properties we sold during Nine Months 2003.

As a result of the foregoing, net income was $44.7 million for Nine Months 2004 compared to $46.3 million for Nine Months 2003.

Liquidity and Capital Resources

Cash flows

Net cash provided by operating activities increased by $1.1 million to $56.5 million for Nine Months 2004 compared to $55.4 million for Nine Months 2003. The increase resulted primarily from increases in cash flows from our operating properties and a decrease in accounts payable, accrued expenses and tenant security deposits, partially offset by an increase in other assets.

Net cash used in investing activities increased by $144.7 million to $222.8 million for Nine Months 2004 compared to $78.1 million for Nine Months 2003. This was primarily due to an increase in property acquisitions, a decrease in proceeds from sales of property and an increase in additions to rental properties.

Net cash provided by financing activities increased by $144.5 million to $166.6 million for Nine Months 2004 compared to $22.1 million for Nine Months 2003. Cash provided by financing activities for Nine Months 2004 primarily consisted of net proceeds from our Series C preferred stock offering and an increase in borrowings from our unsecured line of credit. This was partially offset by the redemption of our Series A preferred stock and a decrease in proceeds from secured notes payable.

Contractual obligations and commitments

Contractual obligations as of September 30, 2004, consist of the following (dollars in thousands):

		Payments by Period			
	Total	**2004**	**2005-2006**	**2007-2008**	**Thereafter**
Contractual Obligations					
Secured notes payable (1)	$ 370,888	$ 1,619	$ 55,882	$ 55,428	$ 257,959
Ground lease obligations	65,776	430	3,634	3,737	57,975
Other obligations	384	142	242	--	--
Total	$ 437,048	$ 2,191	$ 59,758	$ 59,165	$ 315,934

(1) Excludes unamortized premium of $158,000 as of September 30, 2004.

Secured notes payable as of September 30, 2004 include 19 notes secured by 46 properties. Ground lease obligations as of September 30, 2004 include leases at seven of our properties and one land development parcel. These lease obligations have remaining lease terms of 28 to 51 years, exclusive of extension options.

In addition to the above, we were committed under the terms of construction contracts to complete the construction of properties under development at a remaining aggregate cost of approximately $5.0 million.

As of September 30, 2004, we were also committed to fund approximately $30.3 million for the construction of building infrastructure improvements under the terms of leases and/or construction contracts and approximately $18.6 million for certain investments.

Tenant security deposits and other restricted cash

Tenant security deposits and other restricted cash as of September 30, 2004 consist of the following (in thousands):

	Amount
Funds held in trust under the terms of certain secured notes payable	$ 10,972
Security deposit funds based on the terms of certain lease agreements	2,039
Other funds held in escrow	1,868
	$ 14,879

Secured debt

Secured debt as of September 30, 2004 consists of the following (dollars in thousands):

Market Location of Collateral	Balance at September 30, 2004	Stated Interest Rates	Maturity Dates
San Francisco Bay (two properties)	$ 22,257	LIBOR + 1.70%	January 2005 (1)
Eastern Massachusetts (2)	9,294	8.75%	January 2006
Southeast (two properties)	11,753	8.68%	December 2006
Suburban Washington D.C. (three properties)	9,616	8.25%	August 2007
Suburban Washington D.C. and Seattle	34,065	7.22%	May 2008
Suburban Washington D.C.	3,645	LIBOR + 2.15%	March 2009
San Diego (four properties)	39,401	6.95%	July 2009
Eastern Massachusetts and San Diego	18,283	8.71%	January 2010
Eastern Massachusetts (two properties)	9,464	5.35%	September 2010
Suburban Washington D.C. (two properties)	23,974	8.33%	November 2010
San Diego (six properties)	23,474	7.75%	July 2011
Southeast	8,593	5.88%	December 2011
Suburban Washington D.C. (three properties)	27,583	7.40%	January 2012
San Francisco Bay (three properties) and San Diego	33,106	6.21%	March 2013
Suburban Washington D.C. (three properties)	29,659	6.36%	September 2013
San Francisco Bay	1,352	7.165%	January 2014
Eastern Massachusetts (two properties), Southeast and New Jersey/Suburban Philadelphia	37,744	5.82%	April 2016
Seattle (two properties)	16,682	7.75%	June 2016
San Diego	11,101	7.50%	August 2021
	$ 371,046		

(1) In November 2004, we exercised our option to extend the maturity date of this loan to January 2006.
(2) The balance shown includes an unamortized premium of $158,000. The effective interest rate of the loan is 7.25%.

The following is a summary of the scheduled principal payments for our secured debt and the weighted average interest rates as of September 30, 2004 (in thousands):

Year	Amount	Weighted Average Interest Rate
2004	$ 1,619	6.84%
2005	29,139 (1)	7.07% (1)
2006	26,743	7.06% (1)
2007	16,318	7.00%
2008	39,110	6.95%
Thereafter	257,959	6.94%
Subtotal	370,888	6.98%
Unamortized Premium	158	
Total	$ 371,046	

(1) Of this amount, $22,257,000 represents the outstanding balance on a loan which has a maturity date of January 2005 and currently carries interest at 3.35% per annum. In November 2004, we exercised our option to extend the maturity date of this loan to January 2006. The weighted average interest rates for 2005 and 2006 would be 6.84% and 7.06%, respectively, based on this extended maturity date.

Unsecured line of credit and unsecured term loan

We have an unsecured line of credit that provides for borrowings of up to $440 million and an unsecured term loan for $150 million. Borrowings under our unsecured line of credit and our unsecured term loan bear interest at a floating rate based on our election of either a LIBOR-based rate or a rate related to the higher of the bank's reference rate and the Federal Funds rate. For each LIBOR-based advance, we must elect a LIBOR period of one, two, three or six months.

Our unsecured line of credit and our unsecured term loan contain financial covenants, including, among other things, maintenance of minimum net worth, a total liabilities to gross asset value ratio and a fixed charge coverage ratio. In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions and mergers. The unsecured line of credit expires November 2006 and may be extended at our sole option for an additional one-year period. The unsecured term loan expires in November 2008. As of September 30, 2004, outstanding borrowings of $326.0 million on the unsecured line of credit carried a weighted average interest rate of 3.09%. As of September 30, 2004, the unsecured term loan carried a weighted average interest rate of 2.93%.

Aggregate borrowings under the unsecured line of credit and unsecured term loan may be limited to an amount based on the net operating income derived from a pool of unencumbered properties. Accordingly, as we acquire or complete the development or redevelopment of additional unencumbered properties, aggregate borrowings available under the unsecured line of credit and unsecured term loan will increase up to a maximum of $590 million.

We utilize interest rate swap agreements to hedge a portion of our exposure to variable interest rates associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating interest payments without the exchange of the

underlying principal amount (the "notional amount"). Interest received under all of our swap agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of September 30, 2004 (dollars in thousands):

Transaction Dates	Effective Dates	Notional Amounts	Effective at September 30, 2004	Interest Pay Rates	Termination Dates	Fair Values
Hedges for Unsecured Line of Credit						
March 2002	December 31, 2002	$ 50,000	$ 50,000	5.364%	December 31, 2004	$ (431)
July 2002	January 1, 2003	25,000	25,000	3.855%	June 30, 2005	(297)
July 2002	January 1, 2003	25,000	25,000	3.865%	June 30, 2005	(299)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(238)
December 2002	January 2, 2003	25,000	25,000	3.285%	June 30, 2006	(238)
November 2002	June 1, 2003	25,000	25,000	3.115%	December 31, 2005	(187)
November 2002	June 1, 2003	25,000	25,000	3.155%	December 31, 2005	(200)
March 2004	December 31, 2004	25,000	--	2.956%	December 31, 2006	47
March 2004	December 31, 2004	25,000	--	2.956%	December 31, 2006	47
June 2004	June 30, 2005	50,000	--	4.343%	June 30, 2007	(890)
			$ 200,000			
Hedges for Unsecured Term Loan						
December 2003	December 31, 2003	$ 50,000	$ 50,000	1.530%	December 31, 2004	53
December 2003	December 31, 2004	50,000	--	3.000%	December 30, 2005	(169)
December 2003	December 30, 2005	50,000	--	4.150%	December 29, 2006	(334)
December 2003	December 29, 2006	50,000	--	5.090%	October 31, 2008	(742)
April 2004	April 30, 2004	50,000	50,000	1.550%	April 29, 2005	184
April 2004	April 29, 2005	50,000	--	3.140%	April 28, 2006	(92)
April 2004	April 28, 2006	50,000	--	4.230%	April 30, 2007	(276)
April 2004	April 30, 2007	50,000	--	4.850%	April 30, 2008	(305)
			$ 100,000			$ (4,367)
Total Interest Rate Swap Agreements in Effect at September 30, 2004			$ 300,000			

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate swap agreements as the counterparties are established, well-capitalized financial institutions.

Other resources and liquidity requirements

We expect to continue meeting our short-term liquidity and capital requirements generally by using our working capital and net cash provided by operating activities. We believe that net cash provided by operating activities will continue to be sufficient to make the distributions necessary to enable us to continue qualifying as a REIT. We also believe that net cash provided by operations will be sufficient to fund recurring capital expenditures and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property acquisitions, property development and redevelopment activities, scheduled debt maturities, expansions and other non-recurring capital improvements, through net cash provided by operating activities, long-term secured and unsecured indebtedness, including borrowings under our unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

Capital Expenditures and Leasing Costs

The following provides additional information with respect to capital expenditures and leasing costs incurred during the nine months ended September 30, 2004 (in thousands):

Property-related capital expenditures (1)	$ 3,258
Leasing costs (2)	$ 584
Property-related redevelopment costs (3)	$ 48,659
Property-related development costs	$ 74,118

---

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures and costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Property-related capital expenditures also include an HVAC system upgrade at one property totaling approximately $1.3 million for the nine months ended September 30, 2004. Approximately 92% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.

(3) Includes capital expenditures recoverable from tenants of approximately $1,722,000.

Inflation

Approximately 83% of our leases (on a square footage basis) are triple net leases that require tenants to pay substantially all real estate taxes and insurance and common area and other operating expenses, including increases therein. In addition, approximately 6% of our leases (on a square footage basis) require the tenants to pay a majority of operating expenses. Approximately 93% of our leases (on a square footage basis) contain effective annual rent escalations that are either fixed (generally ranging from 3% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flows from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including our unsecured line of credit and unsecured term loan.

Funds from Operations

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. (See "Cash Flows" for information regarding these measures of cash flows.) We believe that net income is the most directly comparable GAAP financial measure to FFO.

The following table presents our FFO for the three and nine months ended September 30, 2004 and 2003 and a reconciliation of GAAP net income to FFO (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2004	2003	2004	2003
Net income	$ 15,464	$ 21,594	$ 44,691	$ 46,292
Add				
Depreciation and amortization (1)	10,574	9,813	30,643	29,034
Subtract				
Dividends on preferred stock	(4,094)	(2,225)	(8,603)	(6,674)
Preferred stock redemption charge (2)	--	--	(1,876)	--
(Gain) loss on sales of property (3)	--	(8,777)	(1,627)	(8,322)
Funds from operations (FFO)	$ 21,944	$ 20,405	$ 63,228	$ 60,330

(1) Includes depreciation and amortization on assets sold or "held for sale" reflected as discontinued operations (for the periods prior to when such assets were sold or designated as "held for sale").

(2) During the second quarter of 2004, we elected to redeem our 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, we recorded a charge in the second quarter of 2004 for costs related to the redemption of our Series A preferred stock.

(3) Consists of a $1.6 million gain related to the sale of one property in the Suburban Washington D.C. market in the first quarter of 2004 that had been designated as "held for sale" during the quarter ended December 31, 2003, a gain of $8.8 million on the sale of one property in the Eastern Massachusetts market in the third quarter of 2003 that had been designated for sale during the quarter ended December 31, 2002, and a $455,000 loss related to the sale of one property in the San Francisco Bay market in the first quarter of 2003 that had been designated as "held for sale" during the quarter ended December 31, 2002.

Property and Lease Information

The following table is a summary of our property portfolio as of September 30, 2004 (dollars in thousands):

	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage	
Markets					
California - Pasadena	1	31,343	$ 602	79.4%	(1)
California - San Diego	21	1,007,413	27,750	96.3%	
California - San Francisco Bay	10	642,578	19,918	100.0%	
Eastern Massachusetts	12	730,633	21,934	87.1%	
New Jersey/Suburban Philadelphia	7	456,785	7,625	100.0%	
Southeast	6	340,994	5,451	81.4%	(1)
Suburban Washington D.C.	21	1,629,734	28,638	97.8%	
Washington - Seattle	7	597,273	21,913	100.0%	
Total	85	5,436,753	$ 133,831	95.6%	(2)

(1) All, or substantially all, of the vacant space is office or warehouse space.

(2) Excludes properties under full or partial redevelopment.

The following table provides information with respect to the lease expirations at our properties as of September 30, 2004:

Year of Lease Expiration	Number of Expiring Leases		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Footage	Annualized Base Rent of Expiring Leases (per square foot)
2004	40	(1)	232,500	4.1%	$24.29
2005	37		367,277	6.5%	$27.70
2006	41		862,691	15.3%	$24.44
2007	19		341,825	6.1%	$23.98
2008	14		368,045	6.5%	$26.45
Thereafter	74		3,469,022	61.5%	$26.12

(1) Includes 24 month-to-month leases for approximately 67,000 square feet.

The following table is a summary of our lease activity for the three months ended September 30, 2004 computed on a Cash Basis and on a GAAP Basis:

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	45	371,625	$28.69	--	--	--	--
GAAP Basis	45	371,625	$30.55	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	17	229,474	$30.73	$32.57	6.0%	$0.27	2.0 years
GAAP Basis	17	229,474	$34.44	$37.11	7.8%	$0.27	2.0 years
Month-to-Month Leases In Effect							
Cash Basis	24	67,065	$22.80	$22.85	0.2%	--	--
GAAP Basis	24	67,065	$22.80	$22.85	0.2%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	12	266,820	--	$18.64	--	$14.68	6.8 years
GAAP Basis	12	266,820	--	$20.49	--	$14.68	6.8 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	29	496,294	--	$25.08	--	$8.02	4.6 years
GAAP Basis	29	496,294	--	$28.18	--	$8.02	4.6 years
Including Month-to-Month Leases							
Cash Basis	53	563,359	--	$24.82	--	--	--
GAAP Basis	53	563,359	--	$27.54	--	--	--

The following table is a summary of our lease activity for the nine months ended September 30, 2004 computed on a Cash Basis and on a GAAP Basis:

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	74	955,762	$24.37	--	--	--	--
GAAP Basis	74	955,762	$25.80	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	38	625,983	$24.09	$24.80	2.9%	$2.50	4.7 years
GAAP Basis	38	625,983	$26.01	$28.05	7.8%	$2.50	4.7 years
Month-to-Month Leases In Effect							
Cash Basis	24	67,065	$22.68	$22.85	0.7%	--	--
GAAP Basis	24	67,065	$22.65	$22.85	0.9%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	25	364,805	--	$23.64	--	$20.66	8.6 years
GAAP Basis	25	364,805	--	$28.92	--	$20.66	8.6 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	63	990,788	--	$24.37	--	$9.19	6.1 years
GAAP Basis	63	990,788	--	$28.37	--	$9.19	6.1 years
Including Month-to-Month Leases							
Cash Basis	87	1,057,853	--	$24.27	--	--	--
GAAP Basis	87	1,057,853	--	$28.02	--	--	--

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counter-party credit risk and the legal enforceability of hedging contracts.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our swap agreements in effect on September 30, 2004, we estimate that a 1% increase in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements, would decrease annual future earnings and cash flows by approximately $1.8 million. We further estimate that a 1% decrease in interest rates on our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate swap agreements in effect on September 30, 2004, would increase annual future earnings and cash flows by approximately $1.8 million. A 1% increase in interest rates on our secured debt and interest rate swap agreements would decrease their aggregate fair value by approximately $25.0 million. A 1% decrease in interest rates on our secured debt and interest rate swap agreements would increase their aggregate fair value by approximately $26.3 million.

These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate swap agreements in effect on September 30, 2004. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

We have exposure to equity price market risk because of our equity investments in certain publicly-traded companies and privately-held entities. We classify investments in publicly-traded companies as available-for-sale and, consequently, record them on our balance sheet at fair value with unrealized gains or losses reported as a component of comprehensive income or loss. Investments in privately-held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other than temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in values will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of September 30, 2004 would decrease their fair value by approximately $6.2 million.

Item 4. CONTROLS AND PROCEDURES

As of September 30, 2004, we performed an evaluation, under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2004. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to September 30, 2004.

PART II – OTHER INFORMATION

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On May 12, 2004, we held our Annual Meeting of Stockholders.

At the meeting, eight directors were elected to serve for a one-year term and until their successors are duly elected and qualify. The following directors were elected to pursuant to the votes indicated:

Director	"For"	"Withheld"
Jerry M. Sudarsky	10,336,190	7,300,850
Joel S. Marcus	17,261,615	375,425
James H. Richardson	17,315,461	321,579
Richard B. Jennings	16,606,907	1,030,133
Richard H. Klein	16,639,857	997,183
Anthony M. Solomon	17,486,475	150,565
Alan G. Walton	17,453,525	183,515
Richmond A. Wolf	17,486,475	150,565

At the meeting, our stockholders also voted to ratify the selection of Ernst & Young LLP as our independent public accountants for the fiscal year ending December 31, 2004. A total of 15,589,194 shares voted "for" the ratification, 1,042,594 shares voted "against" and 5,222 shares abstained.

Item 5. OTHER INFORMATION

Peter J. Nelson stepped down from the position of Chief Financial Officer and Treasurer effective after August 10, 2004. Dean A. Shigenaga, Vice President has been appointed Acting Chief Financial Officer and Etsuko Mason, Vice President, has been appointed Treasurer, both effective after August 10, 2004. Mr. Nelson continued as Senior Vice President – Operations through October 20, 2004, and terminated his full-time employment as of such date. As previously announced, Mr. Nelson will be continuing as Corporate Secretary and as a senior financial advisor to management of the Company and its Board of Directors through at least April 30, 2007.

Anthony M. Solomon resigned from his position on our Board of Directors on August 4, 2004 for personal health reasons.

Item 6. EXHIBITS

12.1	Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 9, 2004.

ALEXANDRIA REAL ESTATE EQUITIES INC.

/s/ Joel S. Marcus

Joel S. Marcus
Chief Executive Officer
(Principal Executive Officer)

/s/ Dean A. Shigenaga

Dean A. Shigenaga
Acting Chief Financial Officer
(Principal Financial and Accounting Officer)